Exhibit 99.1

SILVERCORP METALS INC.

Suite 1750 – 1066 West Hastings Street
Vancouver, British Columbia

Canada V6E 3X1

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual general and special meeting (the “Meeting”) of the shareholders (the “Shareholders”) of Silvercorp Metals Inc. (the “Company”) will be held at Oceanic Plaza, Suite 1750, 1066 West Hastings Street, Vancouver, British Columbia, V6E 3X1, Canada on Friday, September 25, 2026 at 10:00 a.m. (Vancouver time), and at any adjournment or postponement thereof, for the following purposes:

1.	to receive and consider the audited annual consolidated financial statements of the Company for the year ended March 31, 2026, together with the auditor’s report thereon;

2.	to elect directors of the Company for the ensuing year;

3.	to re-appoint Deloitte LLP, Independent Registered Public Accounting Firm, as auditor of the Company for the ensuing year, and to authorize the directors to fix their remuneration;

4.	to consider, and if deemed appropriate, to pass with or without variation, a special resolution authorizing the Company to amend its Articles, as more particularly described in the Information Circular accompanying this notice of Meeting;

5.	to consider and, if thought fit, to pass with or without variation, an ordinary resolution authorizing the Company to further amend and restate its amended and restated share based compensation plan, as more particularly described in the Information Circular accompanying this notice of Meeting; and

6.	to transact such other business as may properly be brought before the Meeting, or at any adjournment(s) thereof.

The record date for the notice and for voting at the Meeting is August 12, 2026. Only registered Shareholders at the close of business on August 12, 2026 are entitled to receive notice of and vote at the Meeting, or at any adjournments thereof.

Registered Shareholders are entitled to vote at the Meeting either in person or by proxy. Registered Shareholders who are unable to attend the Meeting are requested to read, complete, sign, date and return the accompanying form of proxy and deliver it to the Company’s transfer agent, TSX Trust Company, in accordance with the instructions set out in the form of proxy and the Information Circular accompanying this notice.

Shareholders who hold their shares in the Company through a broker or intermediary are not registered Shareholders, and should refer to the accompanying Information Circular for instructions on how to vote their shares.

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The Company has elected to use the notice and access model provided for under National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer and National Instrument 51-102 – Continuous Disclosure Obligations for distribution of the Meeting materials to registered and beneficial Shareholders. The Company will deliver this notice, the Information Circular, and the form of proxy or voting instruction form, as applicable (collectively, the “Meeting Materials”) to Shareholders by posting the Meeting Materials at https://silvercorpmetals.com/AGM. The Meeting Materials will be posted on this website on August 26, 2026, and will be available thereon for one year following the date of this notice. In addition, the Meeting Materials are available on the Company’s profile on SEDAR+ at www.sedarplus.ca. Please review the information carefully before voting.

Notice and Access is an environmentally friendly and cost-effective way to distribute these materials since it reduces printing, paper and postage.

If you have any questions about notice and access or require assistance in voting your shares, please contact TSX Trust Company using the contact information provided in your proxy materials.

Shareholders who wish to receive paper copies of the Meeting Materials may request copies in accordance with the instructions contained in the Notice-and-Access Notification. Meeting Materials will be sent to such Shareholders at no cost to them within three business days of their request if such requests are made before the Meeting. To obtain paper copies of the Meeting Materials after the Meeting, please call 1-888-224-1881.

DATED at Vancouver, British Columbia, this 12th day of August, 2026.

BY ORDER OF THE BOARD OF DIRECTORS

“Rui Feng”

Dr. Rui Feng
Chairman, CEO and Director
Silvercorp Metals Inc.

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